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                             September 29, 2022

       Lewis Bender
       Chief Executive Officer
       Intensity Therapeutics, Inc.
       61 Wilton Road, 3rd Floor
       Westport, CT 06880

                                                        Re: Intensity
Therapeutics, Inc.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed September 20,
2022
                                                            File No. 333-260565

       Dear Mr. Bender:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 8 to Form S-1 filed September 20, 2022

       Use of Proceeds, page 37

   1. We note your revised disclosure on page 37 that approximately 25% of the net proceeds from the offering will
be allocated toward "initiating/conducting a Phase 3 sarcoma and/or
                                                        Phase 2/3 early-stage
breast cancer studies (IT-03 and IT-04)," your two most advanced programs. Please
clarify the approximate amount of proceeds you intend to allocate towards each of the
IT-03 and IT-04 programs identified and how far the proceeds from the offering will allow
you to proceed with the continued development of each of these programs.
 Lewis Bender
FirstName  LastNameLewis
Intensity Therapeutics, Inc. Bender
Comapany 29,
September  NameIntensity
               2022        Therapeutics, Inc.
September
Page 2     29, 2022 Page 2
FirstName LastName
Our Pipeline, page 52

2. We note your references to the IT-01, IT-02, IT-03 and IT-04 studies throughout the prospectus, including in the Use of Proceeds and Business sections. Please update your pipeline table to identify the relevant IT-01, IT-02, IT-03 and IT-04 studies accordingly.
INT230-6 Efficacy in Soft Tissue Sarcoma, page 75

3. We refer to your disclosure on page 76 that the escalation in dosage of up to 175 mL of
         INT230-6 per session had "favorable safety." Please expand your disclosure to discuss whether any adverse events were observed in this trial.
Employment Agreements, page 106

4. We note your disclosure on page 107 that you are currently negotiating an agreement with
         Portage Development Services, Inc. for "use of staff time," which includes time for Dr.
         Walters. Please expand your disclosure to discuss your relationship with Portage
         Development Services, whether the working time of additional employees of the company, and the percentage of working time Dr. Walters and other employees will continue to devote to the company, as applicable.
       You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Christopher Edwards at 202-551-6761 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Daniel Woodard, Esq.